Exhibit 99.1

J-Star Holding Co., Ltd. Chairman and CEO Jonathan Chiang to Relocate to the United States to Lead Growth Initiatives

TAIPEI, Taiwan, Sept. 29, 2026 — J-Star Holding Co., Ltd. (Nasdaq: YMAT) (“J-Star” or the “Company”), a global manufacturer of carbon fiber and composite material products, today announced that Jonathan Chiang, Chairman and Chief Executive Officer, will relocate full-time to the United States to lead the Company’s U.S. operations and support the next phase of its growth strategy.

Mr. Chiang will focus on strengthening J-Star’s presence in the U.S. market, working directly with customers, manufacturing partners, and other strategic stakeholders as the Company continues to reposition its business toward higher-value carbon fiber and composite material applications. Mr. Chiang brings nearly four-decade of experience in the chemicals and advanced materials industries, including hands-on U.S. manufacturing experience.

Since announcing its exit from China operations in January 2026, J-Star has focused on advancing its core carbon fiber and composite materials expertise, originally developed in high-performance cycling components, into higher-value applications, including healthcare products, structural automotive parts, and its own branded consumer products. The Company views this progression as a continuation of a strategy it has pursued for more than a decade: applying its manufacturing know-how to increasingly specialized markets.

As part of this ongoing evolution, the Company continues to evaluate opportunities to expand its U.S. manufacturing footprint, including in high-growth aerospace and defense-adjacent markets, building on its prior experience manufacturing precision composite components. The Company will provide further updates if and when any specific plans in these areas are finalized.

“The United States is where I see the greatest opportunity for our next phase of growth,” said Jonathan Chiang, Chairman and CEO of J-Star. “ We have spent more than a decade building on our expertise in carbon fiber and composite manufacturing and applying it into higher-value markets. By relocating here full-time, I will be able to work more closely with our customers, partners, and teams as we pursue these opportunities.”

Separately, the Company noted that its previously filed shelf registration statement on Form F-3 was declared effective by the U.S. Securities and Exchange Commission on September 23, 2026.

About J-Star Holding Co., Ltd.

J-Star Holding Co., Ltd. is a global manufacturer of carbon fiber and composite material products, with a legacy in high-performance cycling components and a growing portfolio of applications across healthcare, automotive, and other advanced materials markets. For more information, visit j-starholding.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s capital markets strategy, its U.S. expansion plans, and its evaluation of opportunities in aerospace and defense-adjacent markets. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including those described in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F and its registration statement on Form F-3, as amended. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Contact

Matt Chesler, CFA

FNK IR

646-809-2183

investor@j-starholding.com